                                                                 EXHIBIT (a)(11)


GRUMMAN CORPORATION
  BETHPAGE, NEW YORK 11714-3580

                                                           DR. RENSO L. CAPORALI
                                                       CHAIRMAN OF THE BOARD AND
                                                         CHIEF EXECUTIVE OFFICER

                                                   April 4, 1994

Dear Shareholder:

     Since my letter to you of March 6, 1994, many developments have taken place in connection with the tender offers by Martin Marietta Corporation and Northrop Corporation for Grumman. Throughout this period, the objective of your Board of Directors has been to achieve, on your behalf, the best price for your shares.

     Accordingly, I am pleased to inform you that Grumman has entered into a merger agreement with Northrop Corporation and a subsidiary of Northrop (the "Merger Agreement") providing for the acquisition of all of the issued and outstanding shares of Grumman common stock (the "Shares") at a net price of $62.00 per Share or $7.00 per Share in excess of the $55.00 per Share offered by Martin Marietta.

     You will receive a revised Offer to Purchase from Northrop reflecting its $62.00 per Share offer. The revised Northrop Tender Offer is conditioned upon, among other things, a minimum of two-thirds of the total number of Shares outstanding on a fully diluted basis being validly tendered and not withdrawn. The Merger Agreement provides that, promptly following the Northrop Tender Offer, all Shares which are not tendered through the Northrop Tender Offer will be acquired through the Northrop Merger at a price of $62.00 per Share.

     Your Board of Directors has unanimously approved the revised Northrop Tender Offer and the Northrop Merger and recommends that shareholders ACCEPT the revised Northrop Tender Offer and REJECT the Martin Marietta Tender Offer.

     Enclosed for your consideration are copies of each of Grumman's Schedules 14D-9 relating to the revised Northrop Tender Offer and the Martin Marietta Tender Offer, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9 relating to the revised Northrop Tender Offer, which describes both the reasons for the Board of Directors' unanimous recommendations and certain additional factors that shareholders may wish to consider.

     Grumman's Board of Directors has, in light of and subject to the terms and conditions set forth in the Merger Agreement, determined that the revised Northrop Tender Offer and the Northrop Merger are fair to, and in the best interest of, the shareholders of Grumman. All directors intend to tender the Shares they presently own to Northrop.
                                          Sincerely,

                                          Renso L. Caporali
                                          Chairman of the Board
                                          and Chief Executive Officer